[Letterhead of Sutherland Asbill & Brennan LLP]

April 8, 2014

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services, Inc.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed February 24, 2014

File No.: 011-16123

Dear Ms. Ransom:

On behalf of Newtek Business Services, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter, dated April 2, 2014, with respect to Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 011-16123), filed with the Commission on February 24, 2014, as amended (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Securities Act Consequences, page 10

1.	We note your response to comment 9 in our letter dated November 21, 2013. We acknowledge your response that, absent your election to be regulated as a business development company, the reincorporation will not affect any other organizational or substantive changes in the Company’s structure, however, your disclosure indicates your intent to operate as an investment company, specifically a business development company, following your reincorporation and you frame your proposal accordingly. Because you intend to operate as an investment company, specifically a business development company, subject to the Investment Act of 1940 and given the significance of this change the exception set forth at Rule 145(a)(2) is not applicable to you. Accordingly, absent an applicable statutory exemption, the securities to be issued in the transaction are required to be registered under the Securities Act of 1933. For further guidance, refer to Securities Act Release 33-5463.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 8, 2014

Response:

The Company respectfully acknowledges the Staff’s comment. However, the Company continues to believe that registration should not be required pursuant to Rule 145(a) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Company’s proposed reincorporation from New York to Maryland. Specifically, the Company believes that the plain language of Rule 145(a)(2)(the “Rule”), as well as the Staff’s published interpretations with respect thereto, suggest that a stockholder vote to reincorporate from one jurisdiction to another within the United States, where the corporate structure and form remain, from a corporate law perspective, the same thereafter, should not require registration under the Securities Act. In addition, the Company believes that registering its proposed reincorporation transaction would provide little, if any, additional benefit to its stockholders in view of the detailed disclosure the Company presently includes in its proxy materials with respect to its plan of operations subsequent to completing the proposed reincorporation in Maryland.

Regulatory Analysis

On its face, Rule 145(a) states that whenever an entity undergoes a merger or reclassification requiring a stockholder vote or consent, the shares resulting from such a transaction constitute an “offer” under Section 2(a)(3) of the Securities Act and therefore must be registered thereunder. The Rule, however, provides an exemption when the sole reason for a merger that is subject to stockholder approval is to reincorporate from one jurisdiction to another within the United States. The Staff has published a number of interpretations clarifying that certain reincorporation transactions, including those that involve a change in basic corporate form or structure from a corporate law perspective, would not be permitted to rely on the Rule. In particular, the Staff’s Compliance and Disclosure Interpretations (“CD&Is”) 139.03 and 539.02 highlight circumstances where a reincorporation transaction, while purportedly within the scope of the Rule, is actually being used to circumvent a stockholder vote that would otherwise require Securities Act registration under Rule 145.

CD&I 139.03, for example, involves the creation of a holding company structure through the use of a reincorporation transaction, while CD&I 539.02 addresses the change from a business trust to a corporate form through a reincorporation transaction. In both cases, the Staff noted that registration under the Securities Act would be required, presumably in view of the fact that in both cases, the registrant would not otherwise have been able to avoid seeking a stockholder vote, and in turn filing a registration statement under the Securities Act, in the absence of the reincorporation transaction. This analysis appears consistent with the example set forth in Illustration B set forth in Section II of Securities Act Release No. 33-5463, which addresses a number of questions relating to the application of Rule 145. Specifically, in Illustration B the Staff noted that a registrant could modify its business purpose in connection with a reincorporation transaction, so long as its corporate form and structure remained the same thereafter.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 8, 2014

In the instant case, the Company is merely proposing to reincorporate from New York to Maryland, and intends to remain a corporation and not change its current corporate structure, either through creation of a holding company vehicle or otherwise. In particular, the Company is seeking to reincorporate in Maryland given that a significant majority of business development companies (“BDCs”) are incorporated in that state. While the Company acknowledges that the reincorporation is being sought in anticipation of its own election to be regulated as a BDC under the Investment Company Act of 1940, as amended (the “1940 Act”), no stockholder vote would otherwise be required for the Company to elect to become a BDC. Specifically, the Company could elect BDC status and subsequently seek to reincorporate in Maryland, though it believes the costs of doing so would likely be far greater from a transactional perspective.

As a result, the Company believes that the present circumstances are easily distinguishable from the examples set forth in CD&Is 139.03 and 539.02, in view of the fact that in both of those examples the reincorporation transaction appeared to be a means to avoid a separate stockholder vote that would have clearly required registration in accordance with Rule 145. In short, the issuers in the above-referenced CD&Is were attempting to do indirectly what they would otherwise not have been permitted to do directly. In contrast, the Company believes that its proposed reincorporation is much more closely aligned with the above-referenced Illustration B, in that while the Company’s business purpose may be changing, the reincorporation transaction does not avoid any stockholder vote that would otherwise trigger registration under Rule 145.

Disclosure Analysis

Notwithstanding the foregoing analysis of the Rule and the Staff’s interpretations with respect thereto, the Company also believes that registration under the Securities Act would provide its stockholders with only limited, if any, additional meaningful disclosure. Specifically, the Company has opted to include detailed disclosure throughout its proxy materials relating to its intended operation as a BDC subsequent to completion of the proposed reincorporation transaction. In particular, the Company has included detailed discussions addressing, among other things:

•	the 1940 Act regulatory framework applicable to BDCs, including restrictions on leverage and the issuance of convertible securities;

•	the tax implications of holding equity securities in a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1940, as amended;

•	the requirement that a BDC generally invest at least 70% of its assets in U.S.-based non-public companies, subject to certain exceptions; and

•	the consequences to the Company’s balance sheet of its election to be regulated as a BDC

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 8, 2014

Notably, while the Company expects to elect to be regulated as a BDC subsequent to completion of its reincorporation transaction, its day-to-day business operations will generally remain consistent with those business operations prior to electing BDC status. In particular, while certain current subsidiaries will instead become portfolio companies for accounting and reporting purposes, their operations will remain unchanged subsequent to the Company’s election to be regulated as a BDC. Also, while the Company’s small business lending company (“SBLC”) subsidiary will likely increase its lending activities after the Company becomes a BDC, the nature of those activities will remain consistent with its previous operations. As a result, the Company believes that regulatory, tax and accounting implications of becoming a BDC, which are described in detail in the Company’s proxy materials pertaining to the reincorporation transaction, are the principal material changes that stockholders will experience once the Company elects BDC status. While a registration statement would require additional disclosure regarding the Company’s business and operations, the Company does not believe that such disclosure would differ materially from what the Company has historically provided, nor would it be meaningful to investors considering the proposed reincorporation transaction.

Comparison of Stockholder Rights Under Maryland and New York…, page 11

2.	We note your response to comment 6 in our letter dated February 14, 2014 and your amended disclosure. Please further amend your disclosure to individually identify the changes to your charter that are being made “to better align your governing documents with those of other BDCs.”

Response:

The Company acknowledges the Staff’s comment and is currently evaluating appropriate revisions to the proxy materials in accordance therewith.

In addition, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 8, 2014

*     *     *     *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

Cc:	Barry Sloane, Newtek Business Services Corp.

Matthew Ash, Newtek Business Services Corp.

John Mahon, Sutherland Asbill & Brennan LLP